Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business Editors:

    CHC sells minority interest in Spanish helicopter company

    VANCOUVER, Dec. 29 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today the completion of the sale of its minority interest in Inversiones Aereas S.L. ("Inaer") to
Helicapital Inversiones Areas, S.L., a company controlled by the leading
Southern European industrial investment group Investindustrial. Inaer operates light and medium aircraft primarily in the Spanish onshore helicopter market.
    Gross proceeds are estimated at $39.5 million, all figures in Canadian dollars, which will consist of $37.0 million in cash and a deferred payment of approximately $2.5 million. The transaction is subject to post-closing price adjustment mechanisms customary in this kind of sale and purchase agreements which, under exceptional circumstances, may lead to the termination of the sale. Professional fees, other direct transaction costs and said potential post-closing adjustments, which are not yet determinable, may reduce the potential gain on sale arising from this transaction.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: please contact: Chris Flanagan, Director of
Communications, (604) 279-2493; Erik van Straaten, Director, Legal Services,
(604) 279-2497;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 10:00e 29-DEC-05